UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

420 Goddard

Irvine, CA

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

ATIF Holdings Limited (the “Company”) hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended January 31, 2026 and 2025” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration No. 333-292471), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended January 31, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2026	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer

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